Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FLY LEASING LIMITED June 25, 2013 Please date, sign and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. To re-elect Erik G. Braathen as a director of the Company. 2. To re-elect Sean Donlon as a director of the Company. 3. To re-elect Joseph M. Donovan as a director of the Company. 4. To re-elect Susan M. Walton as a director of the Company. 5. To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration. 6. To transact other such business as may properly come before the Meeting or any adjournment thereof. FOR AGAINST ABSTAIN FTHE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00033333000000000000 6 062513 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.